UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 12b-25
NOTIFICATION OF LATE FILING

SEC(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D    ☐ Form N-CEN     ☐ Form N-CSR

For the Period Ended: September 30, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: ____________
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________________________
PART I - REGISTRANT INFORMATION

MiMedx Group, Inc.
Full Name of Registrant

Former Name if Applicable
1775 West Oak Commons Ct. NE
Address of Principal Executive Office (Street and Number)
Marietta, Georgia 30062
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As first disclosed in the press release dated February 20, 2018, which the Company also furnished on Form 8-K on such date, MiMedx Group, Inc. (the “Company”) was not able to timely file its Form 10-K for the year ended December 31, 2017. The Audit Committee of the Company’s Board of Directors (the “Audit Committee”) engaged independent legal and accounting advisors to conduct an internal investigation into current and prior-period matters concerning sales and distribution practices and other matters (the “Investigation”).
As disclosed in the press release dated June 7, 2018, which the Company also furnished on Form 8-K on such date, the Company indicated that it was assessing revenue recognition for all of the Company’s sales since January 1, 2012.
As disclosed in the press release dated May 23, 2019, which the Company also furnished on Form 8-K on such date, the Audit Committee completed the Investigation. The Audit Committee concluded, among other things, that previously issued financial statements for the years 2012 through 2016, along with the previously issued unaudited financial statements included in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017, would need to be restated.
The Company will not be in a position to file its Form 10-K for the year ended December 31, 2017 or the year ended December 31, 2018, or any Forms 10-Q for quarters ending after December 31, 2017 until the finalization of the Company’s review of the accounting and assessment of revenue recognition for sales since January 1, 2012.
The Company has begun the finalization of its review of the accounting and assessment of revenue recognition for sales since January 1, 2012 and is working with its independent registered public accounting firm in connection with the audits of its financial statements. As first disclosed in the press release dated August 8, 2019, which the Company also filed on Form 8-K on such date, the Company is working diligently to complete its audited financial statements and has agreed to work in good faith to endeavor to file its audited financial statements for the year ended December 31, 2018 by December 16, 2019.

PART IV - OTHER INFORMATION
Name and telephone number of person to contact in regard to this notification

Edward Borkowski, Interim Chief Financial Officer	(770)	651-9100
(Name)	(Area Code)	(Telephone Number)

(1)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☐ No ☒

The Company also failed to file its annual report on Form 10-K for the year ended December 31, 2017 and the year ended December 31, 2018, and its Forms 10-Q for the quarters ended March 31, 2018, June 30, 2018, September 30, 2018, March 31, 2019, and June 30, 2019.

(2)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is not able to provide a quantitative description of changes in its results of operations between current and prior periods until the Company’s review of the accounting and assessment of revenue recognition (as described above) is completed.

MiMedx Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2019.	By:	/s/ Edward Borkowski
Edward Borkowski
Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).